Boston Brussels Chicago Düsseldorf Houston London Los Angeles Miami Milan	Frederic L. Levenson
Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law flevenson@mwe.com
Strategic alliance with MWE China Law Offices (Shanghai)	+1 305 347 6552
June 15, 2009
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NationsHealth, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 2, 2009 File No. 000-50348
Dear Mr. Riedler:
     In connection with the review by the Securities and Exchange Commission of the Preliminary Proxy Statement filed on June 2, 2009 (the “Proxy Statement”) of NationsHealth, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated June 10, 2009 to Glenn Parker, M.D., Chief Executive Officer of the Company.
     Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to the Staff’s attention via overnight courier.
Definitive Proxy Statement on Schedule 14A
General
1.	Please include a discussion in your proxy statement of the following: (1) information concerning who controls ComVest Investment Partners III, L.P. (“ComVest”); (2) the identity of the individuals who represented ComVest in the merger negotiations described in the relevant sections of “Background of the Merger”; (3) a description of when and how the initial contacts between you and ComVest were initiated; and (4) a description of when and how the communications between the rollover shareholders and ComVest occurred.
Response:
     (1) On behalf of the Company, we hereby confirm that the Company has included under the caption “Important Information Regarding Parent, Merger Sub and ComVest — Information Regarding ComVest” on page 94 of the Proxy Statement (i) additional information relating to and a further description of the individuals who control
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Mr. Jeffrey Riedler
Securities and Exchange Commission
June 15, 2009

ComVest and (ii) a statement that neither individuals, any other managing member of ComVest, ComVest or any of their respective affiliates is an affiliate of the Company.
     (2) On behalf of the Company, we hereby confirm that the Company has included under the caption “Special Factors — Background of the Merger — Offer from ComVest” beginning on page 22 of the Proxy Statement the identity of the individuals who represented ComVest in the merger negotiations.
     (3) On behalf of the Company, we hereby confirm that the Company has included under the caption “Special Factors — Background of the Merger — Offer from ComVest” beginning on page 22 of the Proxy Statement a description of when and how the initial contacts between NationsHealth and ComVest were initiated.
     (4) On behalf of the Company, we hereby confirm that the Company has included under the caption “Special Factors — Background of the Merger — Offer from ComVest” beginning on page 22 of the Proxy Statement a description of when and how the communications between the rollover shareholder and ComVest occurred.
     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (305) 347-6552 or Glenn Parker, M.D., Chief Executive Officer of the Company (954) 903-5021.

Very truly yours, /s/ Frederic L. Levenson Frederic L. Levenson

cc:	Scot Foley Securities and Exchange Commission

Glenn Parker, M.D. Chief Executive Officer of the Company

Tim Fairbanks Chief Operating Officer of the Company

OFFICER’S CERTIFICATE
     I, Glenn Parker, M.D., as of June 15, 2009, hereby certify that I am the duly elected, qualified and acting Chief Executive Officer of NationsHealth, Inc., a Delaware corporation (the “Company”), and that, as such, I am authorized to execute and deliver this certificate in the name and on behalf of the Company, and further certify, acknowledge, represent and warrant as follows:
     1. The Company is responsible for the adequacy and accuracy of this disclosure in the filing of the Company’s Proxy Statement on Schedule 14A on June 2, 2009 and any amendment or filing related thereto (collectively, the “Proxy Statement”);
     2. The Staff’s comments or changes to disclosure in the Proxy Statement in response to the Staff’s comments in the Proxy Statement reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and
     3. The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     The undersigned executes and delivers this Officer’s Certificate as the Chief Executive Officer of the Company, and not in his individual capacity.
     IN WITNESS WHEREOF, I have executed this Officer’s Certificate as of the date set forth above.

NATIONSHEALTH, INC.
By:	/s/ Glenn Parker, M.D.
Name:	Glenn Parker, M.D.
Title:	Chief Executive Officer